

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Mr. Will Gardiner
Chief Financial Officer
CSR plc
Churchill House, Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ, England

Re: CSR plc
Form 20-F for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 000-53684

Dear Mr. Gardiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Exhibits 16, 17 and 18

1.   Please tell us how you considered the placement of your required Public
        Company Accounting Oversight Board reports as exhibits as opposed to including
        them in a more prominent location within your Form 20-F.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202)
551-3605 if you have questions regarding these comments. You may also contact me at
(202) 551-3676 with any other questions.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief